TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 20, 2000

Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On October 12, 2000, the Company issued the following press release:

**SECOND BANCORP REPORTS EARNINGS,
COMPLETES ANNOUNCED BALANCE SHEET RESTRUCTURING**

Warren, Ohio, October 12, 2000—SECOND BANCORP INCORPORATED (Nasdaq "SECD") reported a loss of $5,545,000 for the third quarter or a diluted fifty-five cents ($.55) per share as the Company completed the major restructuring of its balance sheet originally announced August 14th. Absent the $9,022,000 in after tax restructuring and other charges taken in the third quarter, earnings for the period would have been $3,477,000 or thirty-four cents ($.34) per share compared to $4,412,000 or forty-one cents ($.41) per share for the same period last year. On a year-to-date basis, net income through the end on the quarter was $2,104,000 ($11,126,000 without restructuring costs) or twenty cents ($.20) per share compared to $12,865,000 or $1.20 per share for the first three quarters of 1999.

After tax charges to earnings (losses) during the quarter resulting from the balance sheet restructuring were $1,825,000 on securities sales; $2,836,000 on mortgage loan sales; $2,665,000 on additions to the loan loss reserve to reflect the shift in loan mix; $393,000 on Federal Home Loan Bank advance prepayments; and $1,303,000 on other non-recurring expenses.

Second Bancorp Treasurer David L. Kellerman indicated "One of the effects of our third quarter restructuring and reengineering was to minimally shrink the Company's balance sheet as we sold off $130 million in below market, fixed rate loan assets and used $100 million of the proceeds to reduce our exposure on higher cost Federal Home Loan Bank advances. Some of the positive net effects of these actions will be to significantly improve balance sheet flexibility and liquidity, reduce the earnings drag caused by our large mortgage loan portfolio, and ease our overall cost of funds. We expect these actions and the continuing redeployment of our resources into higher yielding assets like consumer and commercial loans to positively impact our net interest margin and, as a result, our profitability going forward. It is important to note that the restructuring has been completed without material impact on our capital footings which remain strong and without jeopardizing our dividend which currently yields a strong 4.7%."

President and Chief Executive Officer R. L. Blossom, commenting on the decision to undertake this significant restructuring and its long-term impact on the Company, stated "Second Bancorp is in transition from a solid franchise with average financial performance to what we fully expect to become a high performing financial holding company. Our top-to-bottom assessment of the organization undertaken since my arrival last December made it clear to us that one of the major conditions restraining our profitability was the persistent impact of a major thrift acquisition in late 1998. That acquisition increased the percentage of mortgage loans in our overall portfolio from just over 14% to an unacceptably high 42% earlier this year and played a major role in depressing our net interest margin to its current 3.31% from 4.34% just prior to the transaction. Though we will continue to aggressively develop our mortgage business, we will service new loan originations but will retain a much smaller percentage of them on our balance sheet.

"Our decision to restructure was based on the recognition that decisive action to deal with this and other persistent conditions was necessary if we were to continue to grow earnings. We believe that a recovering net interest margin produced by adjusting our loan mix and renewed emphasis on core deposit generation; a newly installed state-of-the-art financial information system which will give us real-time budgeting, forecasting and financial management capabilities; improved efficiency; implementation of a culture centered on personal service and customer relationship building; and a heightened focus on the generation of fee income will help us reach our goal."

Second Bancorp also reported that its Board of Directors has declared a sixteen cents ($.16) per share common dividend payable October 31, 2000 to shareholders of record on October 13. That dividend is unchanged from the second quarter of this year and is 14.3% higher than the dividend paid for the third quarter last year.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.56 billion financial holding company providing a full range of commercial and consumer banking, trust, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's network of 35 retail banking centers.

Additional information about Second Bancorp can be found on the World Wide Web at www.prnewswire.com. Information about products and services offered by Second National Bank can also be accessed at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, 330.841.0234 or fax, 330.841.0489.

Item 7. Financial Statements and Exhibits

Second Bancorp Incorporated and Subsidiary
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Earnings:					
Net interest income	$ 11,606	$ 12,645	$ 12,418	$ 12,286	$ 12,348
Provision for loan losses	4,843	696	687	765	757
Non-interest income	(28)	4,102	3,590	3,414	3,890
Security gains	(2,802)	(225)	99	82	55
Trading account	(28)	(431)	114	0	0
Non-interest expense	13,140	10,431	10,297	10,770	9,618
Federal income taxes	(3,690)	1,251	1,301	934	1,506
Net income	$ (5,545)	$ 3,713	$ 3,936	$ 3,313	$ 4,412
Per share:					
Basic earnings	$ (0.55)	$ 0.36	$ 0.38	$ 0.32	$ 0.41
Diluted earnings	(0.55)	0.36	0.38	0.32	0.41
Common dividends	0.16	0.16	0.16	0.14	0.14
Book value	11.05	11.31	11.17	11.12	11.31
Tangible book value	10.88	11.12	10.97	10.92	11.08
Market value	14.13	15.19	17.50	22.38	27.00
Weighted average shares outstanding:					
Basic	10,161,386	10,318,828	10,406,020	10,501,175	10,657,805
Diluted	10,161,386	10,340,082	10,439,890	10,557,091	10,728,633
Period end balance sheet:					
Assets	$ 1,561,617	$ 1,632,913	$ 1,592,993	$ 1,537,278	$ 1,550,247
Securities	400,176	370,250	384,941	367,587	383,847
Total loans	1,059,530	1,157,123	1,099,413	1,071,662	1,019,361
Reserve for loan losses	15,040	11,378	11,354	11,169	12,049
Deposits	1,084,377	1,105,449	1,095,123	1,097,589	1,106,349
Total shareholders' equity	112,019	115,368	115,993	116,347	118,999
Tier I capital	114,158	122,595	122,595	121,981	121,709
Tier I ratio	10.2%	10.8%	11.3%	11.8%	12.1%
Total capital	128,193	133,452	133,949	133,150	133,758
Total capital ratio	11.4%	11.8%	12.4%	12.8%	13.3%
Total risk-adjusted assets	1,122,803	1,133,429	1,082,351	1,036,978	1,007,118
Tier I leverage ratio	7.3%	7.5%	8.0%	8.2%	7.9%
Average balance sheet:					
Assets	$ 1,650,501	$ 1,603,540	$ 1,540,716	$ 1,559,356	$ 1,513,484
Earning assets	1,552,441	1,504,564	1,443,262	1,462,789	1,420,449
Loans	1,173,799	1,125,998	1,070,764	1,051,212	1,008,538
Deposits	1,110,194	1,103,687	1,098,353	1,105,863	1,090,729
Shareholders' equity	116,702	114,132	114,880	117,603	118,556
Key ratios: (%)					
Return on average assets (ROA)	(1.34)	0.93	1.02	0.85	1.17
Return on average shareholders' equity (ROE)	(19.01)	13.01	13.70	10.92	14.89
Net interest margin	3.14	3.51	3.61	3.52	3.65
Net overhead	3.40	1.91	1.83	2.01	1.61
Efficiency ratio	108.40	63.48	61.61	66.09	57.13
Credit quality:					
Non-accrual loans	$ 3,821	$ 2,987	$ 3,068	$ 2,743	$ 4,994
Restructured loans	45	47	0	52	55
90 day past due and accruing	3,171	2,875	2,082	3,132	2,848
Other real estate owned	961	1,170	231	281	138
Charge-offs	$ 1,528	$ 873	$ 719	$ 2,015	$ 1,120
Recoveries	348	200	217	370	540
Net charge-offs	$ 1,180	$ 673	$ 502	$ 1,645	$ 580
Reserve for loan losses as a percent of period-end loans (%)	1.42	0.98	1.03	1.04	1.18
Net charge-offs (annualized) as a percent of average loans (%)	0.40	0.24	0.19	0.63	0.23

Second Bancorp Incorporated and Subsidiary
Financial Highlights
Year-to-Date Data
(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Earnings:					
Net interest income	$ 36,669	$ 25,063	$ 12,418	$ 49,272	$ 36,986
Provision for loan losses	6,226	1,383	687	3,195	2,430
Non-interest income	7,233	7,578	3,590	14,480	11,066
Security gains	(2,497)	(12)	99	312	230
Trading account	(345)	(317)	114	0	0
Non-interest expense	33,868	20,728	10,297	39,330	28,560
Federal income taxes	(1,138)	2,552	1,301	5,361	4,427
Net income	$ 2,104	$ 7,649	$ 3,936	$ 16,178	$ 12,865
Per share:					
Basic earnings	$ 0.20	$ 0.74	$ 0.38	$ 1.52	$ 1.21
Diluted earnings	0.20	0.74	0.38	1.51	1.20
Common dividends	0.48	0.32	0.16	0.56	0.42
Book value	11.05	11.31	11.17	11.12	11.31
Tangible book value	10.88	11.12	10.97	10.92	11.08
Market value	14.13	15.19	17.50	22.38	27.00
Weighted average shares outstanding:					
Basic	10,294,922	10,362,424	10,406,020	10,635,852	10,680,710
Diluted	10,318,413	10,396,194	10,439,890	10,698,717	10,748,607
Period end balance sheet:					
Assets	$ 1,561,617	$ 1,632,913	$ 1,592,993	$ 1,537,278	$ 1,550,247
Securities	400,176	370,250	384,941	367,587	383,847
Total loans	1,059,530	1,157,123	1,099,413	1,071,662	1,019,361
Reserve for loan losses	15,040	11,378	11,354	11,169	12,049
Deposits	1,084,377	1,105,449	1,095,123	1,097,589	1,106,349
Total shareholders' equity	112,019	115,368	115,993	116,347	118,999
Tier I capital	114,158	122,074	122,595	121,981	121,709
Tier I ratio	10.2%	10.8%	11.3%	11.8%	12.1%
Total capital	128,193	133,452	133,949	133,150	133,758
Total capital ratio	11.4%	11.8%	12.4%	12.8%	13.3%
Total risk-adjusted assets	1,122,803	1,133,429	1,082,351	1,036,978	1,007,118
Tier I leverage ratio	7.3%	7.5%	8.0%	8.2%	7.9%
Average balance sheet:					
Assets	$ 1,598,443	$ 1,572,128	$ 1,540,716	$ 1,498,946	$ 1,478,588
Earning assets	1,500,280	1,473,913	1,443,262	1,405,195	1,385,786
Loans	1,123,704	1,098,381	1,070,764	1,005,998	990,761
Deposits	1,104,100	1,101,020	1,098,353	1,092,260	1,087,676
Shareholders' equity	115,243	114,506	114,880	121,369	122,638
Key ratios: (%)					
Return on average assets (ROA)	0.18	0.97	1.02	1.08	1.16
Return on average shareholders' equity (ROE)	2.43	13.36	13.70	13.33	13.99
Net interest margin	3.41	3.56	3.61	3.68	3.73
Net overhead	2.37	1.87	1.83	1.77	1.68
Efficiency ratio	74.31	62.54	61.61	59.45	57.28
Credit quality:					
Non-accrual loans	$ 3,821	$ 2,987	$ 3,068	$ 2,743	$ 4,994
Restructured loans	45	47	0	52	55
90 day past due and accruing	3,171	2,875	2,082	3,132	2,848
Other real estate owned	961	1,170	231	281	138
Charge-offs	$ 3,120	$ 1,592	$ 719	$ 4,477	$ 1,120
Recoveries	765	417	217	1,712	540
Net charge-offs	$ 2,355	$ 1,175	$ 502	$ 2,765	$ 580
Reserve for loan losses as a percent of period-end loans (%)	1.42	0.98	1.03	1.04	1.18

Net charge-offs (annualized) as a percent of average loans (%)	0.28	0.21	0.19	0.27	0.08

Second Bancorp Incorporated and Subsidiary
Consolidated Statements of Income
Quarterly Data
(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 23,367	$ 22,887	$ 21,536	$ 21,005	$ 20,195
Exempt from federal income taxes	285	238	215	174	148
Securities:					
Taxable	5,419	5,261	4,709	4,734	4,795
Exempt from federal income taxes	777	777	882	932	960
Federal funds sold	46	13	93	406	316
Trading account	0	3	0	0	0
Total interest income	29,894	29,179	27,435	27,251	26,414
INTEREST EXPENSE					
Deposits	12,216	11,312	10,879	10,836	10,440
Federal funds purchased and securities sold under agreements to repurchase	1,440	1,356	1,184	1,467	1,459
Note Payable	0	0	19	0	0
Other borrowed funds	46	58	43	102	53
Federal Home Loan Bank advances	4,586	3,808	2,892	2,560	2,114
Total interest expense	18,288	16,534	15,017	14,965	14,066
Net interest income	11,606	12,645	12,418	12,286	12,348
Provision for loan losses	4,843	696	687	765	757
Net interest income after provision for loan losses	6,763	11,949	11,731	11,521	11,591
NON-INTEREST INCOME					
Service charges on deposit accounts	1,163	1,079	1,054	1,123	1,130
Trust fees	833	1,049	1,004	894	950
Gain on sale of loans	(3,191)	309	391	0	0
Trading account gains	(28)	(431)	114	0	0
Security gains	(2,802)	206	99	82	55
Other operating income	1,167	1,234	1,141	1,397	1,810
Total non-interest income	(2,858)	3,446	3,803	3,496	3,945
NON-INTEREST EXPENSE					
Salaries and employee benefits	5,421	5,189	5,316	5,054	4,747
Net occupancy	1,062	1,037	1,052	1,081	1,032
Equipment	1,044	959	987	937	784
Professional services	1,650	698	477	779	535
Assessment on deposits and other taxes	423	425	413	450	439
Amortization of goodwill and other intangibles	216	115	116	172	171
Other operating expenses	3,324	2,008	1,936	2,297	1,910
Total non-interest expense	13,140	10,431	10,297	10,770	9,618
Income before federal income taxes	(9,235)	4,964	5,237	4,247	5,918
Income tax expense	(3,690)	1,251	1,301	934	1,506
Net income	$ (5,545)	$ 3,713	$ 3,936	$ 3,313	$ 4,412
NET INCOME PER COMMON SHARE:					
Basic	$ (0.55)	$ 0.36	$ 0.38	$ 0.32	$ 0.41
Diluted	$ (0.55)	$ 0.36	$ 0.38	$ 0.32	$ 0.41
Weighted average common shares outstanding:					
Basic	10,161,386	10,318,828	10,406,020	10,501,175	10,656,697
Diluted	10,161,386	10,340,082	10,436,890	10,557,091	10,728,633

Second Bancorp Incorporated and Subsidiary
Consolidated Statements of Income
Year-to-Date Data
(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 67,790	$ 44,423	$ 21,536	$ 80,783	$ 59,778
Exempt from federal income taxes	738	453	215	681	507
Securities:					
Taxable	15,389	9,970	4,709	18,446	13,712
Exempt from federal income taxes	2,436	1,659	882	3,781	2,849
Federal funds sold	152	106	93	891	485
Trading account	3	3	0	0	0
Total interest income	86,508	56,614	27,435	104,582	77,331
INTEREST EXPENSE					
Deposits	34,407	22,191	10,879	41,938	31,102
Federal funds purchased and securities sold under agreements to repurchase	3,980	2,540	1,184	5,781	4,314
Note Payable	19	19	19	0	0
Other borrowed funds	147	101	43	219	117
Federal Home Loan Bank advances	11,286	6,700	2,892	7,372	4,812
Total interest expense	49,839	31,551	15,017	55,310	40,345
Net interest income	36,669	25,063	12,418	49,272	36,986
Provision for loan losses	6,226	1,383	687	3,195	2,430
Net interest income after provision for loan losses	30,443	23,680	11,731	46,077	34,556
NON-INTEREST INCOME					
Service charges on deposit accounts	3,296	2,133	1,054	4,309	3,186
Trust fees	2,886	2,053	1,004	3,534	2,640
Gain on sale of loans	(2,491)	700	391	0	0
Trading account gains	(345)	(317)	114	0	0
Security gains	(2,497)	305	99	312	230
Other operating income	3,542	2,375	1,141	6,637	5,240
Total non-interest income	4,391	7,249	3,803	14,792	11,296
NON-INTEREST EXPENSE					
Salaries and employee benefits	15,926	10,505	5,316	19,054	14,000
Net occupancy	3,151	2,089	1,052	4,134	3,053
Equipment	2,990	1,946	987	3,418	2,481
Professional services	2,825	1,175	477	2,192	1,413
Assessment on deposits and other taxes	1,261	838	413	1,689	1,239
Amortization of goodwill and other intangibles	447	231	116	685	513
Other operating expenses	7,268	3,944	1,936	8,158	5,861
Total non-interest expense	33,868	20,728	10,297	39,330	28,560
Income before federal income taxes	966	10,201	5,237	21,539	17,292
Income tax expense	(1,138)	2,552	1,301	5,361	4,427
Net income	$ 2,104	$ 7,649	$ 3,936	$ 16,178	$ 12,865
NET INCOME PER COMMON SHARE:					
Basic	$ 0.20	$ 0.74	$ 0.38	$ 1.55	$ 1.23
Diluted	$ 0.20	$ 0.74	$ 0.38	$ 1.54	$ 1.22
Weighted average common shares outstanding:					
Basic	10,294,922	10,362,424	10,406,020	10,635,852	10,680,710
Diluted	10,318,413	10,396,194	10,436,890	10,698,717	10,745,607

Second Bancorp Incorporated and Subsidiary
Consolidated Balance Sheets
(Dollars in thousands)

	September 30	June 30	March 31	December 31	September 30
	2000	**2000**	**2000**	**1999**	**1999**
ASSETS					
Cash and due from banks	$ 34,079	$ 38,526	$ 43,925	$ 35,238	$ 35,855
Federal funds sold	8,000	0	0	0	50,000
Trading Account	447	944	0	0	0
Securities	400,176	370,250	384,941	367,587	383,847
Loans	1,059,530	1,157,123	1,099,413	1,071,662	1,019,361
Less reserve for loan losses	15,040	11,378	11,354	11,169	12,049
Net loans	1,044,490	1,145,745	1,088,059	1,060,493	1,007,312
Premises and equipment	17,798	18,119	18,611	18,575	18,147
Accrued interest receivable	10,630	10,508	9,509	9,277	9,072
Goodwill and intangible assets	6,193	5,472	5,739	5,931	6,019
Other assets	39,804	43,349	42,209	40,177	39,995
Total assets	$ 1,561,617	$ 1,632,913	$ 1,592,993	$ 1,537,278	$ 1,550,247
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 107,391	$ 115,380	$ 113,207	$ 110,811	$ 105,047
Demand — interest bearing	83,991	88,184	90,465	90,570	89,850
Savings	262,024	269,925	277,892	270,544	274,245
Time deposits	630,971	631,960	613,559	625,664	637,207
Total deposits	1,084,377	1,105,449	1,095,123	1,097,589	1,106,349
Federal funds purchased and securities sold under agreements to repurchase	116,707	124,930	136,640	106,532	122,502
Other borrowed funds	3,622	2,609	2,798	9,739	6,322
Federal Home Loan Bank advances	238,872	276,009	233,144	200,276	187,406
Accrued expenses and other liabilities	6,020	8,548	9,295	6,795	8,669
Total liabilities	1,449,598	1,517,545	1,477,000	1,420,931	1,431,248
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	36,952	36,974	36,944	36,966	36,931
Treasury stock	(12,590)	(11,646)	(8,943)	(7,140)	(5,357)
Net unrealized holding gains on available-for-sale securities, net of tax	(3,849)	(8,631)	(8,597)	(7,791)	(5,038)
Retained earnings	91,506	98,671	96,589	94,312	92,463
Total shareholders' equity	112,019	115,368	115,993	116,347	118,999
Total liabilities and shareholders' equity	$ 1,561,617	$ 1,632,913	$ 1,592,993	$ 1,537,278	$ 1,550,247
Miscellaneous data:					
Common shares issued	10,776,870	10,776,870	10,776,470	10,762,950	10,756,950
Treasury shares	639,920	575,720	393,100	304,500	231,700
Bank owned life insurance (in other assets)	$ 29,527	$ 29,163	$ 28,819	$ 28,438	$ 28,090
Loans serviced for others	$ 462,957	$ 325,012	$ 334,993	$ 343,859	$ 332,974
Mortgage servicing rights	$ 4,102	$ 3,172	$ 3,341	$ 3,490	$ 3,390
Goodwill	1,213	1,379	1,445	1,511	1,588
Other intangibles	878	921	953	930	1,041
Total goodwill and intangibles assets	$ 6,193	$ 5,472	$ 5,739	$ 5,931	$ 6,019

Second Bancorp Incorporated and Subsidiary
Consolidated Average Balance Sheets
For the Quarter Ended

(Dollars in Thousands)

ASSETS	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Cash and demand balances due from banks	$ 34,439	$ 34,628	$ 34,964	$ 37,677	$ 37,452
Federal funds sold	2,750	869	7,115	30,411	23,837
Trading Account	811	2,050			
Securities	375,081	375,647	365,383	381,166	388,074
Loans:					
Commercial	412,356	401,787	398,897	396,106	391,139
Consumer	272,322	245,457	221,853	214,383	214,087
Real estate	489,121	478,754	450,014	440,723	403,312
Total loans	1,173,799	1,125,998	1,070,764	1,051,212	1,008,538
Reserve for loan losses	11,578	11,451	11,413	12,288	12,257
Net loans	1,162,221	1,114,547	1,059,351	1,038,924	996,281
Premises and equipment	18,032	18,493	18,703	18,412	18,343
Goodwill and intangible assets	5,416	5,620	5,808	5,830	5,869
Other	51,751	51,686	49,392	46,936	43,628
Total assets	$1,650,501	$1,603,540	$1,540,716	$1,559,356	$1,513,484
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 112,662	$ 113,958	$ 112,086	$ 112,573	$ 108,345
Demand deposits (interest bearing)	85,432	89,531	88,665	92,003	91,304
Savings	265,319	273,879	275,433	271,970	283,593
Time deposits	646,781	626,319	622,169	629,317	607,487
Total deposits	1,110,194	1,103,687	1,098,353	1,105,863	1,090,729
Federal funds purchased and securities sold under agreements to repurchase	117,645	117,236	110,364	135,311	137,079
Borrowed funds	2,568	3,470	3,732	2,919	3,048
Accrued expenses and other liabilities	9,060	9,435	8,409	11,808	8,920
Federal Home Loan Bank advances	294,332	255,580	204,978	185,852	155,152
Total liabilities	1,533,799	1,489,408	1,425,836	1,441,753	1,394,928
Shareholders' equity:					
Common stock	36,962	36,955	36,975	36,967	36,966
Treasury shares	(12,172)	(9,931)	(8,195)	(6,030)	(1,995)
Net unrealized holding gains	(6,957)	(10,155)	(9,085)	(2,108)	(5,210)
Retained earnings	98,869	97,263	95,185	88,774	88,795
Total shareholders' equity	116,702	114,132	114,880	117,603	118,556
Total liabilities and shareholders' equity	$1,650,501	$1,603,540	$1,540,716	$1,559,356	$1,513,484

Second Bancorp Incorporated and Subsidiary
Consolidated Average Balance Sheets
For the Year-to-date period ended:
(Dollars in Thousands)

ASSETS	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Cash and demand balances due from banks	$ 34,676	$ 34,796	$ 34,964	$ 37,045	$ 36,832
Federal funds sold	3,575	3,992	7,115	16,215	11,431
Trading Account	953	1,025			
Securities	372,048	370,515	365,383	382,982	383,594
Loans:					
Commercial	404,376	400,342	398,897	387,008	383,942
Consumer	246,638	233,655	221,853	218,819	220,314
Real estate	472,690	464,384	450,014	400,171	386,505
Total loans	1,123,704	1,098,381	1,070,764	1,005,998	990,761
Reserve for loan losses	11,481	11,432	11,413	12,125	12,070
Net loans	1,112,223	1,086,949	1,059,351	993,873	978,691
Premises and equipment	18,408	18,598	18,703	18,210	18,142
Goodwill and intangible assets	5,614	5,714	5,808	5,756	5,731
Other	50,946	50,539	49,392	44,865	44,167
Total assets	$1,598,443	$1,572,128	$1,540,716	$1,498,946	$1,478,588

LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 112,901	$ 113,022	$ 112,086	$ 108,778	$ 107,499
Demand deposits (interest bearing)	87,867	89,098	88,665	92,350	92,467
Savings	271,521	274,656	275,433	279,305	281,777
Time deposits	631,811	624,244	622,169	611,827	605,933
Total deposits	1,104,100	1,101,020	1,098,353	1,092,260	1,087,676
Federal funds purchased and securities sold under agreements to repurchase	115,091	113,800	110,364	136,382	136,743
Borrowed funds	3,254	3,601	3,732	2,696	2,621
Accrued expenses and other liabilities	8,969	8,922	8,409	9,755	9,063
Federal Home Loan Bank advances	251,786	230,279	204,978	136,484	119,847
Total liabilities	1,483,200	1,457,622	1,425,836	1,377,577	1,355,950
Shareholders' equity:					
Common stock	36,964	36,965	36,975	36,943	36,935
Treasury shares	(10,107)	(9,063)	(8,195)	(2,416)	(1,198)
Net unrealized holding gains	(8,726)	(9,620)	(9,085)	(1,698)	(1,560)
Retained earnings	97,112	96,224	95,185	88,540	88,461
Total shareholders' equity	115,243	114,506	114,880	121,369	122,638
Total liabilities and shareholders' equity	$1,598,443	$1,572,128	$1,540,716	$1,498,946	$1,478,588

Second Bancorp Incorporated and Subsidiary
Financial Highlights — Operating Basis — Excluding Restructuring and Reengineering Charges
Quarterly Data

(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Earnings:					
Net interest income	$12,258	$12,645	$12,418	$12,286	$12,348
Provision for loan losses	743	696	687	765	757
Non-interest income	3,683	4,102	3,590	3,414	3,890
Security gains	6	(225)	99	82	55
Trading account	(28)	(431)	114	0	0
Non-interest expense	10,531	10,431	10,297	10,770	9,618
Federal income taxes	1,168	1,251	1,301	934	1,506
Net income	$ 3,477	$ 3,713	$ 3,936	$ 3,313	$ 4,412
Per share:					
Basic earnings	$ 0.34	$ 0.36	$ 0.38	$ 0.32	$ 0.41
Diluted earnings	0.34	0.36	0.38	0.32	0.41
Common dividends	0.16	0.16	0.16	0.14	0.14
Key ratios: (%)					
Return on average assets (ROA)	0.84	0.93	1.02	0.85	1.17
Return on average shareholders' equity (ROE)	11.92	13.01	13.70	10.92	14.89
Net interest margin	3.31	3.51	3.61	3.52	3.65
Net overhead	1.77	1.91	1.83	2.01	1.61
Efficiency ratio	66.51	63.48	61.61	66.09	57.13

Second Bancorp Incorporated and Subsidiary
Recap of Restructuring and Reengineering Charges
Quarterly Data
(Dollars in thousands, except per share data)

	Sept. 2000	Description
Interest income	$ 652	Net deferred costs on sold mortgages
Provision for loan losses	4,100	Additional provision for specific credits
Loss on sale of loans	3,711	Sale of long-term fixed rate mortgages
Loss on sale of securities	2,808	Sale and reinvestment into higher yielding securities
Other expenses	2,609	Various restructuring and reengineering costs including consulting costs, reduction of FHLB balances and writedown of OREO property.
Pre-tax total	$13,880	
After-tax total	$ 9,022	

Second Bancorp Incorporated and Subsidiary
Financial Highlights — Operating Basis — Excluding Restructuring and Reengineering Charges
Year-to-Date Data

(Dollars in thousands, except per share data)

	Sept. 2000	June 2000	March 2000	Dec. 1999	Sept. 1999
Earnings:					
Net interest income	$37,321	$25,063	$12,418	$49,272	$36,986
Provision for loan losses	2,126	1,383	687	3,195	2,430
Non-interest income	10,944	7,578	3,590	14,480	11,066
Security gains	311	(12)	99	312	230
Trading account	(345)	(317)	114	0	0
Non-interest expense	31,720	20,728	10,297	39,330	28,560
Federal income taxes	3,720	2,552	1,301	5,361	4,427
Net income	$11,126	$ 7,649	$ 3,936	$16,178	$12,865
Per share:					
Basic earnings	$ 1.08	$ 0.74	$ 0.38	$ 1.52	$ 1.21
Diluted earnings	1.08	0.74	0.38	1.51	1.20
Common dividends	0.48	0.32	0.16	0.56	0.42
Key ratios: (%)					
Return on average assets (ROA)	0.93	0.97	1.02	1.08	1.16
Return on average shareholders' equity (ROE)	12.87	13.36	13.70	13.33	13.99
Net interest margin	3.47	3.56	3.61	3.68	3.73
Net overhead	1.81	1.87	1.83	1.77	1.68
Efficiency ratio	63.42	62.54	61.61	59.45	57.28

Second Bancorp Incorporated and Subsidiary
Recap of Restructuring and Reengineering Charges
Year-to-Date Data
(Dollars in thousands, except per share data)

	Sept. 20	Description
Interest income	$ 652	Net deferred costs on sold mortgages
Provision for loan losses	4,100	Additional provision for specific credits
Loss on sale of loans	3,711	Sale of long-term fixed rate mortgages
Loss on sale of securities	2,808	Sale and reinvestment into higher yielding securities
Other expenses	2,609	Various restructuring and reengineering costs including consulting costs, reduction of FHLB balances and writedown of OREO property.
Pre-tax total	$ 13,880	
After-tax total	$ 9,022	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: October 20, 2000   /s/ David L.Kellerman
                                                          David L. Kellerman, Treasurer